UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D/A	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.3)*

EDUCATE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

28138P 10 0

(CUSIP Number)

R. Christopher Hoehn-Saric

c/o Fund Management Services, LLC

6225 Smith Avenue

Suite 210

Baltimore, Maryland  21209

(443) 703-1700

Copy to:

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois  60661

(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sterling Capital Partners GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 28138P 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citigroup Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,068,993*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,068,993*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,068,993*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.5%**

14.

Type of Reporting Person (See Instructions)
HC

*              Includes (i) 1,064,024 shares of Educate Common Stock directly beneficially owned by SSB Capital Partners (Master Fund) I, LP, a wholly-owned subsidiary of Citigroup Inc. and (ii) 4,969 shares of Educate Common Stock directly beneficially owned by certain other subsidiaries of Citigroup Inc.

**            Based on 43,163,307 outstanding shares of Educate Common Stock as of March 9, 2007 (as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 9, 2007, a copy of which is attached hereto as Exhibit 7.01).

Schedule 13D/A

Explanatory Notes: This Amendment No. 3 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on October 2, 2006, as amended by Amendment No. 1 thereto filed on October 9, 2006 and Amendment No. 2 thereto filed on February 1, 2007 (as so amended, the “Schedule 13D”), on behalf of R. Christopher Hoehn-Saric, Peter J. Cohen, Christopher Paucek, Jeffrey Cohen, Kevin Shaffer, Steven M. Taslitz, Eric D. Becker, Merrick M. Elfman, Edge Acquisition, LLC, Edge Acquisition Corporation, Sterling Capital Partners, L.P., SC Partners, L.P., Sterling Capital Partners, LLC, Sterling Capital Partners II, L.P., SC Partners II, L.P., Sterling Capital Partners II, LLC, Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P., CGI CPE LLC, Citigroup Capital Partners II 2007 Citigroup Investment, L.P., CGI Private Equity LP, LLC, Citigroup Private Equity LP, Citigroup Alternative Investments LLC, Citigroup Investments Inc., Citicorp Banking Corporation and Citigroup Inc.

This Amendment No. 3 is made by the above-referenced parties and Sterling Capital Partners GmbH & Co. KG, a German limited partnership (collectively, the “Reporting Persons”).

This Amendment relates to the common stock, par value $0.01 per share (the “Educate Common Stock”) of Educate, Inc. (the “Issuer”).  The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is hereby amended to include the following:

Sterling Capital Partners GmbH & Co. KG (“Sterling Germany”) is a German limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity securities.  The principal address of Sterling Germany is c/o Pöllath+Partner, Kardinal-Faulhaber-Straße 10, 80333 Munich, Germany.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

The beneficial ownership chart included as part of Item 5 of Schedule 13D is hereby amended as follows:

	Aggregate Number Beneficially Owned		Percentage of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote		Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Sterling Capital Partners GmbH & Co. KG	0		0	0	0		0	0
Citigroup Inc.	1,068,993	(14)	2.5%	0	1,068,993	(14)	0	1,068,993	(14)

(1)                                  Based on 43,163,307 outstanding shares of Educate Common Stock as of March 9, 2007 (as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the

Securities and Exchange Commission on March 9, 2007, a copy of which is attached hereto as Exhibit 7.01).

(14)                            Includes (i) 1,064,024 shares of Educate Common Stock directly beneficially owned by SSB Capital Partners (Master Fund) I, LP, a wholly-owned subsidiary of Citigroup Inc. and (ii) 4,969 shares of Educate Common Stock directly beneficially owned by certain other subsidiaries of Citigroup Inc.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order at the end of that section:

Exhibit 7.01.                                                                                 Preliminary Proxy Statement of Educate, Inc. (incorporated herein by reference to the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 9, 2007)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

*
R. Christopher Hoehn-Saric

*
Peter J. Cohen

*
Steven M. Taslitz

*
Eric D. Becker

*
Merrick M. Elfman
*
Kevin E. Shaffer

*
Jeffrey H. Cohen

*  Tom D. Wippman, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

/s/ Tom D. Wippman
Tom D. Wippman

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Sterling Capital Partners, L.P.
By:	SC Partners, L.P., its general partner
By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

SC Partners, L.P.
By:	Sterling Capital Partners, LLC, its
general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Sterling Capital Partners, LLC

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Sterling Capital Partners, L.P.
By:	SC Partners, L.P., its general partner
By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

SC Partners, L.P.
By:	Sterling Capital Partners, LLC, its
general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Sterling Capital Partners, LLC

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Sterling Capital Partners, L.P.
By:	SC Partners, L.P., its managing limited partner
By:	Sterling Capital Partners, LLC, its general partner

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	Senior Managing Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Edge Acquisition Corporation

By:	/s/ Lee McGee
Name:	Lee McGee
Title:	Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Edge Acquisition Corporation

By:	/s/ Lee McGee
Name:	Lee McGee
Title:	Vice President and Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Citigroup Capital Partners II Employee Master Fund, L.P.
By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Citigroup Capital Partners II Onshore, L.P.
By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Citigroup Capital Partners II Cayman Holdings, L.P
By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Citigroup Private Equity LP
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Citigroup Alternative Investments LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Citigroup Investments Inc.

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Citigroup Inc.

By:	/s/ Riqueza Feaster
Name:	Riqueza Feaster
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Citigroup Capital Partners II 2007 Citigroup Investment, L.P.
By:	Citigroup Private Equity LP, its general partner
By:	Citigroup Alternative Investments LLC, its general partner

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

CGI CPE LLC
By:	CGI Private Equity LP, LLC, its sole member

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

CGI Private Equity LP, LLC

By:	/s/ Millie Kim
Name:	Millie Kim
Title:	Assistant Secretary

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

Citicorp Banking Corporation

By:	/s/ William H. Wolf
Name:	William H. Wolf
Title:	Senior Vice President